VK International Growth Fund


During the fiscal year, the Van Kampen International Growth Fund (the "Fund") changed its policy with respect to the type of securities in which it may invest. Specifically, the Fund received board approval to invest in contracts for difference ("CFD") in a notional amount up to 10% of the Fund's net assets. A CFD is a privately negotiated contract between two parties, buyer and seller, stipulating that the seller will pay to or receive from the buyer the difference between the nominal value of the underlying instrument at the opening of the contract and that instrument's value at the end of the contract.